UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 19, 2005

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated September 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: September 19, 2005	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

NEWS RELEASE

SEASPAN ANNOUNCES ACQUISITION OF NEW

CONTAINERSHIP

AND

EXERCISE BY UNDERWRITERS OF OVER-ALLOTMENT OPTION

Hong Kong, China, September 19, 2005 - Seaspan Corporation (“Seaspan”) announced today that it acquired its 12th vessel, the CSCL Brisbane (the “Brisbane”), a newly built 4250 twenty foot equivalent unit (“TEU”) vessel, from a wholly owned subsidiary of Seaspan Container Lines Limited (“SCLL”) on September 15, 2005. The Brisbane is subject to a twelve year, fixed-rate charter with China Shipping (Group) Company (“China Shipping”). China Shipping will subcharter the vessel to its subsidiary China Shipping Container Lines Company, Limited or one of its other subsidiaries. The Brisbane was constructed and delivered by Samsung Heavy Industries Co. Ltd. (“Samsung”) approximately four weeks ahead of the contractual delivery date.

Seaspan has been informed by SCLL that it has also received 30 Days Prior Notice from Samsung that the 13th vessel, the CP Kanha, a newly built 4250 TEU vessel and the first of the nine vessels subject to long-term, fixed-rate charters with CP USA, a subsidiary of CP Ships Limited, will be delivered on approximately October 18, 2005. The CP Kanha delivery would be approximately four weeks ahead of the contractual delivery date. Delivery is subject to completion of final sea trials, and absence of unforeseen circumstances.

Seaspan also announced today that the underwriters of its initial public offering, completed in August 2005, exercised a portion of their over-allotment option granted to them by Seaspan. As a result of the over-allotment exercise, Seaspan sold 276,500 of its shares and received $5,458,110 in net proceeds. An aggregate of 28,846,500 shares has now been sold in connection with the offering.

Seaspan’s initial public offering was managed by Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint book-running managers, and, together with Lehman Brothers Inc., UBS Securities LLC, Fortis Securities LLC, Legg Mason Wood Walker, Incorporated, Wachovia Capital Markets, LLC, DnB NOR Markets, Inc. and Dahlman Rose & Company, LLC, as co-managers for the offering. A copy of the final prospectus may be obtained from Citigroup Global Markets Inc., c/o Prospectus Department, 140 58th Street, Brooklyn, New York, 11220; fax: 718-765-6734; phone: 718-765-6732.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. With the acquisition of the Brisbane, Seaspan currently owns a fleet of 12 containerships consisting of ten 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 24 months, Seaspan will acquire 11 additional vessels consisting of nine 4250 TEU vessels and two 9600 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future acquisitions by Seaspan and other potential financial and other benefits relating to the charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement; early termination or breach of one or more of the long-term charter contracts; changes in production of or demand for our vessels, either generally or in particular regions; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; and other factors described from time to time in the reports filed by Seaspan with the SEC, including our Registration Statement on Form F-1, our Annual Report on Form 20-F, when filed, and our reports on Form 6-K.

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-482-8777

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